SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                                       (Amendment No. _______)*

ZymeTx, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

989859103
(CUSIP Number)

     Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2000
(Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                             (Continued on the following pages)






1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Opportunity Fund, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  410,017

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  410,017

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  410,017

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.63%

12.      TYPE OF REPORTING PERSON*

                  OO
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!




1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  410,017

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  410,017

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  410,017

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.63%

12.      TYPE OF REPORTING PERSON*

                  PN

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  762,566

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  762,566

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  762,566

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.99%

12.      TYPE OF REPORTING PERSON*

                  PN

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

         ZymeTx, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         600 Research Parkway, Suite 100
         Oklahoma City, Oklahoma 73104

Item 2(a).        Name of Person Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Palladin Opportunity Fund, LLC, a Delaware limited liability company ("POF"), Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Palladin Asset Management, L.L.C., a Delaware limited liability company is the managing member of POF. Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth") is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of POF and Halifax. Because its beneficial ownership arises solely from its status as the investment advisor of POF and Halifax, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. POF, PCM and Yarmouth are controlled by Jeffrey Devers.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

POF

     The business address of POF is c/o The Palladin Group, 195 Maplewood Avenue, Maplewood, New Jersey 07040.

HALIFAX

     The business address of Halifax is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

PALLADIN

     The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

Item 2(c).        Citizenship:

     POF is a limited liability company formed under the laws of Delaware.

     Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

     Palladin is a limited partnership formed under the laws of Texas.

Item 2(d).        Title of Class of Securities:

         Common Stock, $.001 par value (the "Common Stock")

Item 2(e).        CUSIP Number: 989859103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)     [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

(b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)     [ ]   Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)     [ ]   Investment company registered under Section 8 of the Investment
              Company Act.

(e)     [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)     [ ]   An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F).

(g)     [ ]   A parent holding company or control person in accordance with Rule
              13d-1(b)(1)(ii)(G).

(h)     [ ]   A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act.

          (i)     [ ]   A church plan that is excluded  from the  definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]



Item 4.   Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

     POF and Palladin together beneficially own a total of 410,017 shares of Common Stock (the sum of (i) 320,017 shares of Common Stock into which POF's 5% Senior Secured Convertible Debentures are convertible and (ii) 90,000 shares of Common Stock for which POF's Common Stock Purchase Warrants are exercisable).

     Halifax and Palladin together beneficially own a total of 410,017 shares of Common Stock (the sum of (i) 320,017 shares of Common Stock into which Halifax's 5% Senior Secured Convertible Debentures are convertible and (ii) 90,000 shares of Common Stock for which Halifax's Common Stock Purchase Warrants are exercisable).

     In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' 5% Senior Secured Convertible Debentures are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

     Therefore, in accordance with the Ownership Limitation, POF, Halifax and Palladin, based upon 6,870,728 shares of common stock outstanding, together beneficially own an aggregate of 762,566 shares of Common Stock, and disclaim beneficial ownership of 57,468 shares of Common Stock (assuming a conversion price for the 5% Senior Secured Convertible Debentures of $3.124836 as of November 10, 2000).

        (b)      Percent of class:

     POF's and Palladin's beneficial ownership of 410,017 shares of Common Stock constitutes 5.63% of all of the outstanding shares of Common Stock.

     Halifax's and Palladin's aggregate beneficial ownership of 410,017 shares of Common Stock constitutes 5.63% of all of the outstanding shares of Common Stock.

     POF's, Halifax's and Palladin's aggregate beneficial ownership of 762,566 shares of Common Stock constitutes 9.99% of all the outstanding shares of Common Stock.

         c)       Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote

                           Not applicable.

                   (ii)    Shared power to vote or to direct the vote

     POF and Palladin together have shared power to vote or direct the vote of 410,017 shares of Common Stock.

     Halifax and Palladin together have shared power to vote or direct the vote of 410,017 shares of Common Stock.

                  (iii)    Sole power to dispose or to direct the
                           disposition of

                           Not applicable.

                    (iv)   Shared power to dispose or to direct
                           the disposition of

     POF and Palladin together have shared power to dispose or direct the disposition of 410,017 shares of Common Stock.

     Halifax and Palladin together have shared power to dispose or direct the disposition of 410,017 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                          SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 6, 2001

                                    PALLADIN OPPORTUNITY FUND, LLC

                                    By: Palladin Asset Management, L.L.C.
                                            Managing Member


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    HALIFAX FUND, L.P.

                                    By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person



                                                               EXHIBIT A

                                                        JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ZymeTx, Inc. dated February 6, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 6, 2001

                                    PALLADIN OPPORTUNITY FUND, LLC

                                    By: Palladin Asset Management, L.L.C.
                                            Managing Member


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    HALIFAX FUND, L.P.

                                    By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person